Exhibit 99.3

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

Leading US Insurance Provider, Conseco to Deploy NICE SmartCenter across US and Offshore Contact Centers

Expands NICE environment by adding NICE Adaptive Interaction Analytics, Workforce Management,
and Performance Management

Ra’anana, Israel, January 17, 2008 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading US insurance provider, Conseco, a multi-billion dollar company listed on the Fortune 500, has expanded its NICE environment with NICE SmartCenter to be deployed in US and offshore locations, across four contact centers. Conseco selected NICE SmartCenter to leverage the synergies of its adaptive interaction analytics, workforce management and performance management solutions to improve customer service and drive performance at the agent, operational, and enterprise levels.

Contact centers today constitute a major touch point between the enterprise and its customers. Furthermore, they are becoming more complex and difficult to manage in an efficient manner. By combining the capabilities of the NICE SmartCenter solutions, Conseco’s management will be able to improve agent behaviors for increased customer satisfaction, address the key business issues that impact contact center management effectiveness and efficiency, and better align the contact center with the strategic goals of the enterprise.

NICE SmartCenter’s performance management solution provides KPI-based (key performance indicators) management tools for setting business performance goals and objectives for employees. Achievement of these goals can be monitored on an on-going basis using dashboards, scorecards, and workflows. Moreover, the performance management solution will enable Conseco’s management to create a set of integrated reports derived from various operational systems for a unified view of their business operations.

NICE’s Adaptive Interaction Analytics will enable Conseco to gain insights from calls relating to their health insurance, life insurance, or annuities products and services, that will help drive even further performance and service levels. Adaptive Interaction Analytics from NICE will provide Conseco a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability will enable Conseco to leverage customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right-time.

The combined information derived will be delivered to key business functions in the organization, such as the Processing department to learn whether there are processing issues involved, and whether there is a need to develop new ones for greater efficiency. Furthermore, the solution enables the development of coaching packages for the skill sets required to handle new processes and improve customer satisfaction. The workforce management solution will enable Conseco to efficiently manage and optimize scheduling of agents and to schedule coaching sessions to ensure the success of knowledge transfer.

“We selected the NICE SmartCenter solution because we are confident that it will help us with our continual efforts to enhance the quality of service we provide to our policyholders and agents.” said Steve Stecher, Executive Vice President of Enterprise Operations at Conseco.

“We are very pleased that Conseco, a leader in service excellence, has selected NICE SmartCenter to drive their customer service levels even higher,” said Eran Gorev, President and CEO, NICE Americas. “We are seeing a growing number of customers leveraging NICE SmartCenter as a strategic asset for gathering action-oriented insight and managing by meaningful performance metrics, for improved productivity and effective change management.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About Conseco
Conseco’s mission is to be a leading provider of financial security for life, health and retirement needs of middle market Americans. Headquartered in suburban Indianapolis, Indiana, our companies provide supplemental health insurance, life insurance and annuities. Through our subsidiaries and a nationwide network of distributors, Conseco helps more than 4 million customers step up to a better, more secure future. Conseco is a Fortune 500 company, with more than $4 billion in annual revenues. Our common stock is traded on the New York Stock Exchange under the symbol “CNO.” For more visit http://www.conseco.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.